UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
BioPact Cellular Transport, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Nevada

    Date of organization
    August 28, 2019

Physical address of issuer
13477 Fitzhugh Road, Austin, Texas, 78736

Website of issuer
https://biopactct.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC

Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Current number of employees
2

Summary financial information is provided below for the most recent fiscal year ended December 31, 2020 and the period beginning on August 28, 2019 (since inception) through December 31, 2019.

	Most recent fiscal year-end (December 31, 2020)	**Since Inception (August 28, 2019) through December 31, 2019**
Total Assets	$27,365	$3,041
Cash & Cash Equivalents	$27,365	$3,041
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$200,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/Loss	-$592,692	-$59

April 30, 2021

FORM C-AR: Annual Report

BioPact Cellular Transport, Inc.



**ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020**

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BioPact Cellular Transport, Inc., a Nevada corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Crowd Notes offered and sold by the Company pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended, for the fiscal year ended December 31, 2020. A copy of this report may be found on the company's website at https://biopactct.com/.

During fiscal year 2020, the Company raised $663,404.65 (before offering expenses) from investors through the sale of its Common Stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated February 12, 2020, as amended, and this Form C-AR (this "Offering"). And during the period from January 1, 2021 through the close of this Offering, we sold an additional $372,802.90 (before offering expenses) of our common stock under the same offering. As of the date of this annual report, the Company raised a total of $1,036,207.55 from this Offering and the Offering was closed on February 12, 2021.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://biopactct.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

BioPact Cellular Transport, Inc., referred to herein as "BioPact" or the "Company," is a Nevada corporation that was incorporated on August 28, 2019. We are a wholly-owned subsidiary of BioPact Ventures, LLC.

The Company is located at 13477 Fitzhugh Road, Austin, Texas, 78736.

The Company's website is https://biopactct.com/.

The information available on or through our website is not a part of this Form C-AR. The address of counsel to the issuer for copies of notices is BEVILACQUA PLLC, 1050 Connecticut Avenue, NW, Suite 500, Washington, DC 20036, Attention: Louis A. Bevilacqua, Esq.

Description of the Business

We provide an intracellular transport system to efficiently and safely deliver gene-editing chemicals, proteins, genetic materials and pharmaceutically active agents to the outside skin or the body's cells and tissues. Through a Patent Licensing Agreement, dated August 28, 2019, modified on March 18, 2021 to include in vivo treatments for cell and tissue targets by BioPact Ventures, LLC, sublicenses certain patents, technology and know-how, which we used to develop our intracellular transport technology, which we call Medical Grade Molecular Rebar or MGMR from MRMedical, LLC, or MRM.

Business Plan

We plan to commercialize MGMR products that are based on discrete, individual carbon nanotubes. Properly functionalized MGMR uses a natural process called endocytosis which transports materials into a human cell. The materials can be directed to specific tissues such as bones or the liver. Our company will first attempt to improve the cost and quality of the use of MGMR outside or inside the body in a type of cancer treatment called CAR-T. We will seek partners to further develop and commercialize the use of MGMR as a method to improve current chemotherapy techniques.

CAR-T is a cell-based cancer therapy which uses a patient's own T lymphocytes (T-cells) to attack a tumor. T-cells are the body's defense against infection and disease, but they do not recognize cancerous cells, allowing tumors to grow and spread. Unlike traditional cancer treatments such as chemotherapy and radiation, CAR-T therapy harnesses the patient's own immune system to fight cancer. In order to adapt a patient's T-cells to recognize and fight the cancer, the cells must first be extracted from the patient's blood. Next, the cells are modified to express chimeric antigen receptor (CAR), a specialized protein complex which sits at the surface of the T-cells and allows them to "search and destroy" tumors. Once an initial population of T-cells is successfully modified to express the receptor, they are allowed to proliferate, increasing in number by dividing and forming new cells. Once enough numbers of CAR-T cells are harvested, they are intravenously infused back into the patient, where they multiply, seek out the tumor and destroy the cancerous cells by mounting a complex immunological attack. As the new T-cells are derived from the patient's own tissues, there are minimal off-target effects on healthy tissues. Moreover, the f viruses used to transform the patient's T-cells to CAR-T do pose a potential health risk.

CAR-T manufacturing is semi-personalized, meaning that patients' own T-cells must be genetically engineered to express the cancer-fighting receptor. This complex procedure is a major source of process and quality variability in the production of CAR-T products. Now, modified viruses, re-purposed to carry genes coding for CAR, are used to edit the DNA of the T-cells allowing the T-cell to detect and attack the cancerous cells. These viruses can cause cellular toxicity which reduces the critical cellular yield. Individual lots of viruses also require testing to ensure they are replication-incompetent, due to the risk of passing on infections to the patient. Finally, viruses, unlike MGMR, require individual optimization for each of the gene-editing tools (such as transcription activator-like effector nucleases or TALEN, zinc finger nuclease or ZFNs, or clustered regularly interspaced short palindromic repeats or CRISPR) used to insert the CAR genes. MGMR offers the potential to replace these different viruses with a single robust, inorganic particle capable of trafficking all T-cell gene-editing tools without the individual payload customization, toxicity, risk, variability and cost associated with viral methods.

CAR-T has shown promise in treating cancer, particularly in patients not responding to standard chemotherapy. Currently, CAR-T is approved for use in adults with B-cell non-Hodgkin's lymphoma or in patients with childhood acute lymphoblastic leukemia, who have not responded to chemotherapy. Moreover, on-going clinical trials are investigating CAR-T as a first or second course therapy, as well as its potential for treating other types of cancers. While CAR-T therapies offer an entirely new paradigm for the treatment of cancer, cost--ranging $400k - $500k per patient--is a major factor blocking widespread adaption. Reducing the costs and complexity of the CAR-T manufacturing process would greatly expand the market.

We estimate that the use of MGMR for cellular gene editing will eliminate the need to use viral vectors, reducing costs by approximately 50%, which could significantly reduce manufacturing complications resulting from viral toxicity, improve cellular yield in the production process and eliminate the contamination of daughter cells with viral fragments. Unlike viral components, residual MGMR can be readily identified and separated from the cells, supporting a higher-purity final cellular product.

We believe that MGMR may also enable a form of sequential cellular gene editing, which is very difficult to achieve with current viral approaches, due to their toxicity and unpredictable recombination of DNA fragments. This capability would allow genetic engineers to simultaneously modify a larger number of genes and potentially enable entirely new types of genetically modified cellular therapies.

We believe that the only viable alternative to the viral-based approach to cell therapy may be the MGMR technology licensed by our company. Once developed and patented, we will own rights to the composition of matter and use of MGMR in this application. We expect that once our MGMR technology is developed, the viral system used today will not be competitive with the new MGMR technology on cost, consistency and non-toxicity.

We will seek out potential licensees to 47 companies active in the CAR-T field, to use and demonstrate the technical feasibility and efficacy of the MGMR loaded with their respective gene-editing technologies. We have an active collaboration with one CAR-T company and are soliciting more candidates through seminars and technical presentations at CAR-T conferences. We are currently collaborating with this company in an attempt to show the usefulness of the MGMR technology. If successful, we intend to enter into a licensing agreement with this collaborator. We expect that each of our licenses will include up-front payments, milestone payments, a running royalty and a supply agreement with our company. We have identified a second company that wants to start the development process.

Once a market position is established for CAR-T, we will begin targeting other systems, such as CRISPR, for development. Our goal is to be the delivery system of choice for any therapy requiring in vitro cell modification.

The in-vivo and tissue fields which have been added to the offering through new terms are more advanced than the current in-vitro field. For in-vivo use, we have a licensee developing treatments for lymph node systems. The first rounds of testing showed no toxicity of the MGMR and drug system and showed some modification of the cancer in the mice but needs more development. We and the licensee are continuing development.

We plan to seek partners to develop MGMR as a formulation aid to existing chemotherapy drugs such as Doxorubicin, primarily used outside the United States. In the United States, MGMR can be used for CAR-T treatment or more expensive, specially designed drugs that may not be available in other parts of the world. Many countries continue to rely on chemotherapy with all its downside. As is well known, chemotherapy drugs can result in patient side effects due to the damage they cause to non-target organs and tissues outside of the treatment area. The addition of MGMR to a drug such as Doxorubicin results in a drug formulation that directs the drug to a specific tissue and suppresses the toxic effects of the drug. This has been tested on mice by the Charles River Testing company, a well-known and respected testing firm. Use of the new formulation resulted in mice that had no cancer and had no side effects such as death or weight loss that were evident in mice treated with only Doxorubicin.

We are engaging several agents to seek local partners in places such as China, Eastern Europe and Latin America that can help license, test, and sell this new drug system. We plan to sell the formulations to meet the need for inexpensive, effective, and better performing formulations to cure cancer.

The Company's Products and/or Services

Medical Grade Molecular Rebar



Medical Grade Molecular Rebar, or MGMR, uses discrete, individual carbon nanotubes as an intra-cellular transport system to deliver proteins, genetic materials and pharmaceutically active materials into human or other cells efficiently and safely.

Formulations of MGMR with existing Chemotherapy drugs will be used as a first line therapy for cancer treatment. MGMR does not have FDA clearance at this time.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. MGMR faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to MGMR. While we believe that our MGMR technologies, scientific knowledge and development experience provides us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. We also face competition from other nanomedicine platforms developing targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

The key competitive factors affecting the success of MGMR and other products that we develop, if approved, are likely to be their efficacy, safety, convenience, price, and the availability of reimbursement from government and other third-party payors.

The most common methods of treating patients with cancer are surgery, radiation and drug therapy, including chemotherapy, immunotherapy and targeted drug therapy. CAR-T has shown promise in treating cancer, particularly in patients not responding to standard chemotherapy. MGMR may reduce the cost and complexity of the CAR-T manufacturing process, which could greatly expand its accessibility and market-share, produce advantages over competing immunotherapies such as bispecific antibodies and spur development of related technologies for treating other diseases. MGMR can replace viral methods with a single, non-harmful tool for cellular gene-editing and may significantly reduce the cost-barriers of cellular therapies, such as complexity, toxicity, variability, and contamination risk of manufacturing.

Use of MGMR to modify the effects of treatment using chemotherapy such that patients will have fewer side effects, shorter recovery times, and longer expected lifetimes, will give a competitive advantage to BCT in this chemistry arena. MGMR is well protected by patents, which should give protection against direct competition. While there are no current formulations that perform as do the MGMR formulations, there could be more effort to emulate the MGMR effects in the future.

Customer Base

BDT customers are drug or bioactive agent producers who need to have a mechanism to transport such species into cells with minimal damage to the cell. This transport is done outside the body to make cells containing modified biochemistry which can attack cancer or other diseases. An example of a customer is one that is developing CAR-T treatment.

INTELLECTUAL PROPERTY

Patent License Agreement

We sublicense certain patents, technology and know-how used in the development of MGMR (which we refer to collectively as the licensed technology) through a Patent Licensing Agreement, dated August 28, 2019, with our parent company, BioPact Ventures, LLC or BioPact Ventures. BioPact Ventures licenses the licensed technology from the owner of BioPact Ventures called Molecular Rebar Design, LLC using a wholly-owned subsidiary called MRMedical, LLC, then sublicenses the licensed technology to us through our Patent License Agreement.

On March 18, 2021, we and BioPact Ventures entered into an amendment (the "Amendment") to Patent License Agreement. The Amendment grants to our company an expansion of the Field (a medical application for humans whereby MGMR is used in any of the following: (a) to transport proteins, anti-bodies, talens, CRIPR/CRISPR, and other medical, drug, or chemical formulations to human cells by way of any process or manner (including, without limitation, in vivo, ex vivo, and in vitro use of the MGMR) and (b) as a formulation aid to reduce side effects of drugs or chemical formulations.) as the same is currently defined in the Patent License Agreement to now include in vivo administration of MGMR as a cell transport agent and to include MGMR as a formulation aid to reduce the side effect of drugs or chemical formulations, with such expansion becoming effective as of the effective date of this Amendment ("newly Licensed IP"). The newly Licensed IP includes methods for treating cancer by administration of Doxorubicin, an established chemotherapy drug that has side effects. Use of MGMR dramatically reduces the side effects and yet treats cancer as if the MGMR was not present. Pursuant to the Amendment, the Company shall pay Ten Million Three Hundred Ninety-One Thousand Five Hundred Sixty-Six (10,391,566) shares of the Company's Common Stock, $0.0001 par value per share, to BioPact Ventures.

Pursuant to the Patent License Agreement and its Amendment, BioPact Ventures grants us an irrevocable and non-assignable license to the licensed technology and the Field of In-Vivo use of MGMR for use in both cellular and tissue treatment. Included in the Patent License Agreement and its Amendment is the right to: (1) use and modify the licensed technology through all means, and (2) subject to BioPact Ventures' express written approval, sublicense the licensed technology to third parties. In addition, pursuant to the terms of the Patent License Agreement, we agree to provide BioPact Ventures with all information and intellectual property we possess that is related to MR or MGMR, and we grant a license to BioPact Ventures to use all of our MR and MGMR intellectual property, and any enhancements thereto, solely outside of our field of medical application of the MGMR for humans. As consideration for the use of the licensed technology, we agreed to pay BioPact Ventures a royalty equal to the greater of (i) 4% of all of our revenue in a given calendar quarter or (ii) $100,000. The interest on any accrued, but unpaid royalties is 12% per annum of the balance accrued. The Patent License Agreement may only be terminated by: (1) a mutual written agreement of the parties; (2) in the event that we file a petition for bankruptcy, or (3) a material breach or default of the agreement by us.

Services Agreement

We are party to a Services Agreement, dated August 28, 2019, with BioPact Ventures. Pursuant to the Services Agreement, we retained BioPact Ventures to perform the following services for us: accounting services, intellectual property services, and research and development services. The term of the Agreement is one (1) year, after which it automatically renews for successive one (1) year periods, unless either party provides the other with a written notice of non-renewal at least fifteen (15) days before the expiration of the then-current term of the Services Agreement. As consideration for the services provided thereunder, we pay BioPact Ventures $2,750 per month in accounting fees and monthly Research and Development Payments in accordance with the parties' annual Statement of Work, together with any reimbursements due pursuant to the Services Agreement. The Services Agreement may be terminated as follows: (1) automatically upon the termination of the Supply Agreement (defined below) or Patent License Agreement, (2) a mutual and written agreement of the parties, (3) an uncured material breach of the Services Agreement, (4) insolvency or a filing of bankruptcy by either party, (5) our failure to timely pay the Research Development Payments or (6) failure of either party to approve a new annual Statement of Work concerning the services provided under the Services Agreement.

Supply Agreement

We are also party to a Supply Agreement with BioPact Ventures. Pursuant to the terms of the agreement, BioPact Ventures supplies us with MR and MGMR supplies. As consideration for the supplies provided thereunder, we agreed to pay BioPact Ventures an amount equal to four (4) times BioPact Ventures' manufacturing cost to produce MGMR. The term of the Agreement is one (1) year, after which it automatically renews for successive one (1) year periods, unless either party provides the other with a written notice of non-renewal at least fifteen (15) days before the expiration of the then-current term. We provide BioPact Ventures with a rolling 12-month forecast of our anticipated need for MR and MGMR supplies. BioPact Ventures is obligated to use commercially reasonable efforts to satisfy our forecast. We also have customary acceptance and inspection rights upon delivery of the supply shipment. We are required to convert any MR that we receive into MGMR, unless otherwise agreed in writing by the parties. In addition, we may only sell MGMR or modified MGMR to our customers. The Supply Agreement may be terminated as follows: (1) if we do not license our MR or MGMR technology to at least one (1) third party licensee pursuant to a licensing agreement that generates at least $100,000 within three years of the effective date of the Supply Agreement, (2) automatically upon the termination of the Services Agreement or Patent License Agreement, (3) a mutual written agreement of the parties, (3) an uncured material breach or default of the Supply Agreement, (4) insolvency or a filing of bankruptcy by either party, (5) our failure to timely pay the Research Development Payments or (6) failure of either party to approve a new annual Statement of Work concerning the services provided under the Services Agreement.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the U.S. Food and Drug Administration laws and other various U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Since MGMR used to modify cells outside the body, we are not required to register MGMR used externally with the FDA, as it is a tool to make the active compound. However, our future licensees, who are the formulators of CAR-T, will have to register use of MR with the FDA. Accordingly, the use of our product by third party licensees will be subject to substantial regulation by the FDA.

MGMR used in the body will be subject to regulatory rules in its various use countries. Our business has been, and will continue to be, subject to various laws, rules, and regulations governing the healthcare industry, which may include, without limitation, laws, rules, and/or regulations promulgated or enforced by the U.S. Food and Drug Administration, the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, the U.S. Department of Health and Human Services Office of Inspector General, and state agencies which regulate healthcare and the practice of medicine or marketing of healthcare services. Our business is also subject to various state and federal laws concerning the privacy and security of health-related data, including, without limitation, the Health Insurance Portability and Accountability Act (HIPAA). The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

For use as a formulation aid to existing drugs, it can rely on prior registrations and experience for the established drug and use simpler registration rules. MGMR does not have FDA clearance at this time.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address 13477 Fitzhugh Road, Austin, Texas, 78736.

We conduct business in Texas.

DIRECTORS & OFFICERS

Directors Of The Company

Kurt Swogger, Director   **Dates of Board Service: August 2019 - Present**

Kurt Swogger graduated from Case Western Reserve University in 1972 with a B.S. in Chemical Engineering with an emphasis on Polymer Science. He was employed by The Dow Chemical Company for 37 years in various roles in agricultural chemicals, polymers and specialty materials. He was an engineer and supervisor in manufacturing for 6 years, a group leader, research manager and laboratory director in agricultural research, in saran polymers and Consumer research for 9 years, in General Management for consumer products for 4 years, and a Research Director and Vice President for Plastics, and later Performance Plastics and Chemical for the next 17 years. Currently, he is the CEO of Molecular Rebar Design, LLC; CEO and CTO of BioPact Ventures, LLC and Chairman of US Clean Water Technology, LLC – all of which he is a cofounder. He has served on a variety of boards and is currently on the Board of Peak Nano, LLC. He is a Professional Engineer in Texas, an Admiral in the Texas Navy, a member of the Plastics Pioneers, a member of an advisory board for The Academies of Medicine, Engineering and Science of Texas, and has won a variety of technical and leadership awards.

Mr. Swogger's Business Experience for the Last Three Years
Employer: BioPact Cellular Transport, Inc.
Employer's Principal Business: Development and commercialization.
Title: CEO
Dates of Service: August 2019- Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: Molecular Rebar Design, LLC.
Employer's Principal Business: Licensing and material supply
Title: CEO and President
Dates of Service: 2012 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: BioPact Ventures, LLC.
Employer's Principal Business: Biomaterials development
Title: CEO and CTO
Dates of Service: January 2014 - Present
Responsibilities: Responsible for all aspects of the company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Employer: US Clean Water Technology, LLC.
Employer's Principal Business: Cleaning Service
Title: Chairman
Dates of Service: June 2016 - Present
Responsibilities: Presides over the board of director meetings.

Education: B.S. in Chemical Engineering with an emphasis on Polymer Science from Case Western Reserve University.

Randy Kinsel, Director   **Dates of Board Service: August 2019 - Present**

Mr. Kinsel is a serial entrepreneur who has founded and developed several successful companies. His passion is to create a better world for future generations by investing in promising technologies with the goal of continuing to fund philanthropic organizations globally. He is a cofounder of Bio-Pact Ventures and Secretary-Treasurer for BioPact Cellular Transport.

Mr. Kinsel's Business Experience for the Last Three Years
Employer: BioPact Cellular Transport
Employer's Principal Business: Licensing and material supply
Title: Secretary, Treasurer, and Director
Dates of Service: August 2019 - Present
Responsibilities: Mr. Kinsel handles the secretarial duties for the Company.

Employer: BioPact Ventures, LLC
Employer's Principal Business: Biomaterials development
Title: President and Co-Founder
Dates of Service: January 2014 - Present
Responsibilities: Mr. Kinsel is responsible for all aspects of the Company, including strategy and development of business plan, investor relations, product development, strategic partnerships and day-to-day operations.

Education: B.A. in Business Administration and Management from University of Texas at Austin.

Officers Of The Company

Kurt Swogger, CEO and President
See "Directors of the Company" section above.

Randy Kinsel, Secretary and Treasurer
See "Directors of the Company" section above.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

As of the date of this Form C-AR, the Company currently has 2 employees.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any securities in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

Risks Related to the Company

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State of Nevada on August 28, 2019. We have limited operations and no operating revenue to date. We are in the development stage, and our future operations are subject to all of the risks inherent in the establishment of a new business enterprise. The likelihood of the success of our company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the development of an entity in the business of providing intracellular transport systems for use in delivering gene-editing chemistry, proteins, genetic materials and pharmaceutically active agents to the surface or interior of human or other cells. There can be no assurance that we will be able to generate revenues, that future revenues will be significant, that any sales will be profitable or that we will have sufficient funds available to complete our marketing and development programs or to market any new products which we may develop. We currently have operating losses, have no substantive source of operating revenue, are unable to self-finance operations, have limited resources, and there can be no assurance that we will be able to develop such revenue sources or that our operations will become profitable, even if we are able to commercialize our products and build brand awareness.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kurt Swogger, who is the President and CEO, and Randy Kinsel, who is the Secretary and Treasurer of the Company. The loss of Kurt Swogger and Randy Kinsel or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

If we or our licensors are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our (or our licensor's) ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our proprietary technology and products. Our licensors' seek to protect our proprietary position by filing patent applications in the United States and abroad related to their novel technologies and drug candidates.

The patent prosecution process is expensive and time-consuming, and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions. It is also possible that our licensors will fail to identify patentable aspects of our or their research and development output before it is too late to obtain patent protection. Moreover, we do not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from third party licensors. We may also require the cooperation of our licensors in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States and our licensors may fail to seek or obtain patent protection in all major markets. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether our licensors were the first to make the inventions claimed in their owned patents or pending patent applications, or that our licensors were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our or our licensors' patent rights are highly uncertain. Our and our licensors' pending and future patent applications may not result in patents being issued which protect our and our licensors' technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our licensors' patents or narrow the scope of our patent protection.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to United States patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The U.S. Patent and Trademark Office, or U.S. PTO, recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Our products may never achieve significant market acceptance.

We may expend substantial funds and management effort on the development and commercializing of our MGMR with no assurance that we will be successful in selling our products. Our ability to enter into distribution arrangements to successfully sell our products will depend significantly on the perception that our products can reduce patient risk and improve medical outcomes, and that our products are superior to existing tests. Our business could also be adversely affected if we expend money without any return. In order to successfully commercialize our products, we will need to continue to expand our sales and marketing efforts to strengthen existing relationships and develop new relationships with distributors, obtain regulatory clearances or approvals for our existing products in additional markets, design, develop, obtain regulatory clearances or approvals and commercialize future potential products and achieve and maintain compliance with all applicable regulatory requirements. If we fail to successfully commercialize our products, we may never receive a return on the substantial investments that we have made in product development, sales and marketing, regulatory compliance, quality assurance, as well as further investments we intend to make, which would have a material adverse effect on our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our or our licensors' patents or other intellectual property, which could be expensive, time- consuming and ultimately unsuccessful.

Competitors may infringe issued patents or other intellectual property that is licensed to us. To counter infringement or unauthorized use, we or our licensors may be required to file infringement claims, which can be expensive and time-consuming. Any claims we or our licensors assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we or our licensors infringe their intellectual property. In addition, in a patent infringement proceeding, a court may decide that a patent of our licensor is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our licensed patents at risk of being invalidated or interpreted narrowly, which could adversely affect us and our collaborators.

If we fail to comply with our obligations in our intellectual property licenses with third parties, we could lose rights that are important to our business.

We are party to a key license agreement that imposes, and we may enter into additional licensing and funding arrangements with third parties that may impose, diligence, development and commercialization timelines, milestone payment, royalty, insurance and other obligations on us. Under our existing licensing agreement, we are obligated to pay royalties of revenues to the extent they are covered by the agreement. If we fail to comply with our obligations under current or future license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could materially adversely affect the value of drug candidates being developed using rights licensed to us under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, or cause us to lose our rights under these agreements, including our rights to important intellectual property or technology.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our licensed technology, we also rely on trade secrets, including unpatented know- how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also seek to enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Successful development of our products is uncertain.

The products that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future products are subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including delays in product development, testing, or manufacturing; unplanned expenditures in product development, testing, or manufacturing, a failure to receive regulatory approvals, the inability to manufacture on our own, or through any others, products on a commercial scale, or failure to achieve market acceptance, and the emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with most of our future sales being expected to come from the U.S., this healthcare reform legislation will materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

Changes in the manufacturing methods and configurations of our products in development may result in additional costs or delay, which could have a material adverse effect on our business, financial condition and results of operations.

As we modify existing products and develop new products through pre-clinical testing and clinical trials towards clearance or approval and commercialization, we may alter manufacturing methods and configurations of the products along the way in an effort to optimize processes and results. Any changes we make carry the risk that they will not achieve the intended objectives and instead could result in unforeseen adverse events or have undesirable effects that impact the results of any clinical trials conducted with the altered products. Such changes may also require additional testing, regulatory notification or regulatory approval, which could delay completion of pre-clinical testing or clinical trials, increase costs, delay approval of our future products and jeopardize our ability to commence or maintain sales and generate revenue as expected, all of which could have a material adverse effect on our business, financial condition and results of operations.

We are sometimes required to register MGMR with U.S. Food and Drug Administration ("FDA") since it is a tool used to make the active compound our future third party licenses will be subject to substantial regulation by the FDA and other regulatory authorities globally.

We are required to register MGMR with the FDA as it is a tool to make the active compound if we elect to sell a formulated product that will allow use of chemotherapies such as Doxorubicin. We may choose not to register in the US with the FDA and focus on registrations in other countries such as China and Korea. However, our future licensees who are the formulators of CAR-T will have to register use of MR with the FDA. Accordingly, the use of our product by third party licensees could be subject to substantial regulation by the FDA.

Any new licensee product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our licensees' facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our licensees' adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of licensee products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause our licensees to lose the confidence of their customers in the licensees' products, which could adversely affect our sales and results of operations as our sales and results of operations are dependent upon royalty revenue from our clients.

The commercial success of our products will depend in part upon the level of reimbursement our licensees receive from third parties for the cost of their products to users.

The commercial success of any licensee product will depend, in part, on the extent to which reimbursement for the costs of licensee products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for our licensees to establish and maintain price levels that are sufficient for them to continue their business or for realization of an appropriate return on investment in product development. The result of this occurring would be to reduce our royalty revenues from our licensee customers which could have a material adverse effect on our business, financial condition and prospects.

If our future licensees are not able to obtain, or if there are delays in obtaining, required regulatory approvals, our licensees will not be able to commercialize their drug candidates or will not be able to do so as soon as anticipated, and our ability to generate royalty revenue from our licensees will be materially impaired.

Our licensees' products and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by the EMA and similar regulatory authorities outside the United States. Failure to obtain marketing approval for our licensees' products will prevent them from commercializing their products. We have not yet licensed our products to any licensee. Therefore, none of our future licensees have received approval to market any of their products which contain our transport mechanism from regulatory authorities in any jurisdiction. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the drug candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our future licensees' products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude their obtaining marketing approval or prevent or limit commercial use. For example, new cancer drugs frequently are indicated only for patient populations that have not responded to an existing therapy or have relapsed. If our future licensee's products with a cancer indication receives marketing approval, the accompanying label may limit the approved use of our drug in this way, which could limit sales of the product and thereby have a negative effect on the level of royalties that we receive for licensing our technology to our future licensees and also negatively impact our results of operations and financial condition.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years. If additional clinical trials are required for certain jurisdictions, these trials can vary substantially based upon a variety of factors, including the type, complexity and novelty of the products involved, and may ultimately be unsuccessful. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in the regulatory review process for each submitted product application, may cause delays in the review and approval of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept a marketing application as deficient or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a drug candidate. Any marketing approval our future licensees ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

The FDA and other regulatory authorities are monitoring whether nanotechnology-based therapeutics pose any specific health and human safety risks. In June 2014, the FDA issued guidance providing that it will address issues such as safety, effectiveness, public heath impact, and regulatory status of nanotechnology products on a case-by-case basis using the FDA's existing review processes. It is possible that the FDA or other regulatory authorities could issue additional guidance or regulations in the future regarding nanotechnology-based therapeutics that could adversely affect our future licensees' drug candidates.

If our future licensees experience delays in obtaining approval or if they fail to obtain approval of their drug candidates, the commercial prospects for their drug candidates may be harmed and their ability to generate revenues will be materially impaired, which would result in a material impairment in our ability to generate royalty revenue from them.

We face significant competition from other biotechnology companies.

Our MGMR product faces unique groupings of competitive technologies depending on the application. Not all competitive technologies are relevant in each application and market. Depending on the application, competitors technologies are associated with a unique set of advantages and disadvantages which vary in magnitude relative to MGMR. We face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. We also face competition from other nanomedicine platforms developing targeted therapies, including platforms focused on albumin nanoparticles, liposomes and polymeric nanoparticles.

Many of our competitors may have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our manufacturing activity is subject to certain risks.

We may manufacture the products sold to our customers in a location to be obtained in the future. As a result, we may be dependent upon the uninterrupted and efficient operation of our manufacturing facility and our distribution facilities throughout the country. Our manufacturing facilities and distribution facilities may be subject to the risk of catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

We may contract with third-party manufacturers to produce our products in the future in accordance with our specifications and standards. These contract manufacturers are subject to the same risks as our manufacturing facility as noted above. While we plan to implement stringent quality control procedures to verify that our contract manufacturers comply with our specifications and standards, we will not have full control over their manufacturing activities. Any difficulties, delays and defects in our products resulting from the activities of our contract manufacturers may have an adverse effect on our business and results of operations.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we will in the future rely on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

The forecasts of market growth included in our business plan and investor presentations may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts in our business plan and investor presentations may prove to be inaccurate. Even if these markets experience the forecasted growth described in our business plan, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in our business plan should not be taken as indicative of our future growth.

We will need additional financing to execute our business plan, which we may not be able to secure on acceptable terms, or at all.

We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

We plan to obtain insurance that may not provide adequate levels of coverage against claims.

We plan to obtain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Risks Related to the Company's Securities

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that an investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of our company is owned by a small number of owners.

Prior to the offering our officers, directors and those of our stockholders who own ten percent or more of our securities collectively own directly or indirectly over 95% of our company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law in the case of our officers and directors, these stockholders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant company transactions, and will have significant control over our management and policies. These control persons may have interests that are different from yours. For example, they may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of our company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for our company. In addition, this owner could use his voting influence to maintain the Company's existing management, delay or prevent changes in control of our company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of our company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of the our assets at the time of issuance.

The securities will be equity interests in our company and will not constitute indebtedness.

The securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Company, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the securities, which are the most junior securities of our company.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

CAPITALIZATION AND OWNERSHIP

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name of Holder*	No. and Class of Securities Now Held	% of Voting Power
BioPact Ventures, LLC	29,520,598 Shares of Common Stock	97.79 %

* BioPact Ventures, LLC is our parent company. IPRD, LLC and MRMedical, LLC, each owns 41.9% and 51.2% of BioPact Ventures, LLC. IPRD, LLC is 50% owned by Randy Kinsel and 50% owned by Kent Phelps. MRMedical, LLC is 44% owned by Kurt Swogger and 43% owned by Clive Bosnyak.

Capitalization

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.0001 par value per share and 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, a total of 30,189,119 shares of common stock are issued and outstanding, and no shares of Preferred Stock are issued and outstanding, and excludes:

- 349,940 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $1.55 per share; and

- 1,650,060 shares of additional common stock that are reserved for future issuance under our 2021 Stock Incentive Plan.

2021 Stock Incentive Plan

On March 1, 2021, we established the BioPact Cellular Transport, Inc. 2021 Stock Incentive Plan, or the Plan. The purpose of the Plan is to offer selected Employees, Consultants and Outside Directors the opportunity to acquire equity in the Company through awards of Options (which may constitute incentive stock options (ISOs) or non-statutory stock options (NSOs)) and the award or sale of Shares. Only employees shall be eligible for the grant of ISOs. Employees, consultants and Outside directors shall be eligible for the grant of NSOs or the award or sale of shares.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 2,000,000. Each award or sale of shares under the Plan (other than upon exercise of an Option) shall be evidenced by a Restricted Stock Award Agreement between the purchaser and the Company. Each grant of a stock option under the Plan shall be evidenced by a Stock Option Agreement between the optionee and the Company. The term of a stock option shall in no event exceed ten (10) years from the date of grant.

As of the date of this annual report, there are 349,940 shares of non-statutory stock options (the "Stock Options") granted on March 1, 2021 (the "Vesting Start Date"). Among all Stock Options, 60,000 shares are subject to the vesting schedule that 25% of the shares underlying the options shall vest on the first anniversary of the Vesting Start Date and, thereafter, 1/36 of the shares subject to the option shall vest on the first day of each month thereafter beginning with the month after the first anniversary of the Vesting Start Date.

We may also offer preferred stock, or other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

We reserve the right to sell our securities in a private placement transaction. Those securities may be SAFE securities (simplified agreement for future equity), preferred stock, convertible notes or other securities. Any securities that we sell for cash to investors in a private placement while this offering is ongoing will have a conversion cap, liquidation preference, conversion price, price or similar valuation mechanism that is based upon a valuation for our company equal to the valuation at which securities are being sold in this offering or higher. Investors should be aware that the securities that we sell in a concurrent private placement may have a liquidation preference, security interest, sinking fund, redemption provision or similar right that is senior to your rights as a common stockholder of this company and, accordingly, such other securities may be superior to our common stock in various ways even though they are being sold at the same valuation as we are selling our common stock in this offering.

The indebtedness of the Company

We had outstanding debt of $200,000, which is owed to our parent company, BioPact Ventures, LLC. The funds were used for setup costs and development of the CAR-T technology. The interest-free loan was originally set to mature on May 31, 2020, but the maturity date was subsequently extended to November 30, 2020 by mutual agreement of the parties thereto. On October 8, 2020, we entered into a cancellation agreement, pursuant to which BioPact Ventures agreed to cancel the $200,000 promissory note in exchange for 129,032 shares of our common stock. Accordingly, this promissory note was cancelled and we currently have no indebtedness for borrowed money.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

BioPact Cellular Transport, Inc. is a new company and has sold equity to fund operations. Its expenses in 2020 were $592,692. We expect to generate revenue through licenses and MGMR sales to customers who are developing CAR-T and other treatments.

The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following:

- Securing customer trials from the two CAR-T makers we have identified to date and look for more customers
- Demonstrating MGMR works on customer compounds
- Writing agreements for trial and licensing.
- Seeking partnerships in China and Latin America and Europe for its Chemotherapy formulations using MGMR.
- Fulfilling the terms of its Licensee for In-vivo use of MGMR for cancer treatment.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to pay staff, repay loans, and add business development capability. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have approximately $201,260.43 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

None.

Trends and Uncertainties

After reviewing the above discussion of the steps we intend to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to us of any delays in taking these steps and whether we will need additional financing to accomplish them.

THE SECURITIES

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Common Stock

We offered up to 690,322 shares of our common stock through the sale of our common stock on the Equifund portal in its Regulation CF offering described in the previously filed Form C, dated February 12, 2020, as amended on June 26, 2020 and October 13, 2020, respectively. We are authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share. As of the date of this annual report, a total of 30,189,119 shares of common stock are issued and outstanding, and excludes:

- 349,940 shares of common stock issuable upon the exercise of outstanding stock options at an exercise price of $1.55 per share; and

- 1,650,060 shares of additional common stock that are reserved for future issuance under our 2021 Stock Incentive Plan.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

Voting Rights. Holders of our common stock are entitled to one vote per share of common stock held. Any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes. Stockholders do not have cumulative voting rights. Holders of common stock are entitled to elect three Directors.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Preferred Stock

We are authorized to issue 50,000,000 shares of preferred stock, $0.0001 par value per share. As of the date of this annual report, no shares of our preferred stock are issued and outstanding.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

We had outstanding debt of $200,000, which is owed to our parent company, BioPact Ventures, LLC. The funds were used for setup costs and development of the CAR-T technology. The interest-free loan was originally set to mature on May 31, 2020, but the maturity date was subsequently extended to November 30, 2020 by mutual agreement of the parties thereto. On October 8, 2020, we entered into a cancellation agreement, pursuant to which BioPact Ventures agreed to cancel the $200,000 promissory note in exchange for 129,032 shares of our common stock. Accordingly, this promissory note was cancelled and we currently have no indebtedness for borrowed money.

Conflicts of Interest

The Company has not engaged in any known transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached reviewed 2019 financials and unaudited and unreviewed 2020 financial statements are true and complete in all material respects.

/s/ Kurt Swogger
(Signature)

Kurt Swogger
(Name)

CEO & President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kurt Swogger
(Signature)

Kurt Swogger
(Name)

CEO & President
(Title)

April 30, 2021
(Date)

/s/ Randy Kinsel
(Signature)

Randy Kinsel
(Name)

Director
(Title)

April 30, 2021
(Date)

EXHIBITS

Exhibit A   Reviewed 2019 Financials and Unaudited and Unreviewed 2020 Financial Statements

EXHIBIT A

Reviewed 2019 Financials and Unaudited and Unreviewed 2020 Financial Statements

BioPact Cellular Transport, Inc.
A Nevada Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2019

BIOPACT CELLULAR TRANSPORT, INC.

TABLE OF CONTENTS



To the Board of Directors of
BioPact Cellular Transport, Inc.
Austin, Texas

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of BioPact Cellular Transport, Inc. (a Nevada corporation), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from August 28, 2019 (inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
February 6, 2020

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

BIOPACT CELLULAR TRANSPORT, INC.
BALANCE SHEET (UNAUDITED)
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	3,041
Total Current Assets		3,041
TOTAL ASSETS	$	3,041

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	$	-

Stockholders' Equity:

Preferred Stock, $0.0001 par value, 50,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019	-
Common Stock, $0.0001 par value, 100,000,000 shares authorized, 19,000,000 shares issued and outstanding as of December 31, 2019	1,900
Additional paid-in capital	1,200
Accumulated deficit	(59)
Total Stockholders' Equity	3,041

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,041

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 2 -

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019

Net revenues	$	-
Cost of net revenues		-
Gross profit		-
Operating Expenses:		
General & administrative		(59)
Total Operating Expenses		(59)
Loss from operations		(59)
Provision for income taxes		-
Net loss	$	(59)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019

| | Preferred Stock | | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity |
	Number of Shares	Amount	Number of Shares	Amount			
Balance at September 9, 2019 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of common stock to parent	-	-	19,000,000	1,900	1,200	-	3,100
Net loss	-	-	-	-	-	(59)	(59)
Balance at December 31, 2019	-	$ -	19,000,000	$ 1,900	$ 1,200	$ (59)	$ 3,041

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

- 4 -

BIOPACT CELLULAR TRANSPORT, INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the period from August 28, 2019 (inception) to December 31, 2019

Cash Flows From Operating Activities		
Net loss	$	(59)
Net Cash Used in Operating Activities		(59)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock		3,100
Net Cash Provided By Financing Activities		3,100
Net Change In Cash		3,041
Cash at Beginning of Period		-
Cash at End of Period	$	3,041
Supplemental Disclosure of Cash Flow Information:		
Cash paid for income taxes	$	-
Cash paid for interest expense	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BIOPACT CELLULAR TRANSPORT, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and for the period from August 28, 2019 (inception) to December 31, 2019

NOTE 1: NATURE OF OPERATIONS

BioPact Cellular Transport, Inc. (the "Company") is a corporation organized August 28, 2019 under the laws of Nevada. The Company was formed to provide single carbon nanotubes which can transport biochemicals into human cells. The Company is wholly owned by its parent, BioPact Ventures, LLC.

As of December 31, 2019, the Company has not yet commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated revenues or profits since inception and has minimal assets to continue the business with as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

No revenue has been earned or recognized as of December 31, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it has net operating loss carryforwards of $59 as of December 31, 2019. The Company pays taxes at an effective blended rate of 21% and has used this effective rate to derive a net deferred tax asset of $12 as of December 31, 2019, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2039, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 4: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 100,000,000 shares of $0.0001 par value common stock and 50,000,000 shares of $0.0001 par value of preferred stock. Preferred stock are entitled to rights, preferences, and designations as determined and authorized by the Company's board of directors.

As of December 31, 2019, 19,000,000 shares of common stock and 0 shares of preferred stock were issued or outstanding.

During the period ended December 31, 2019, the Company issued 19,000,000 shares of common stock to its parent in exchange for capital contributions of $3,100 and certain rights conveyed under the related licensing agreement discussed in Note 5.

NOTE 5: RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, the Company entered into a licensing agreement whereby it was conveyed a worldwide non-assignable license to use certain patents held by a related party, its parent Company, BioPact Ventures, LLC ("Parent"). Under the agreement terms, the Company is required to pay to its Parent a royalty of 4% of all revenues of the Company, and commencing in 2022 the greater of 4% of all revenues of the Company or $100,000.

During the period ended December 31, 2019, the Company entered into a services agreement and supply agreement with its Parent, stipulating payment of $2,750 per month for accounting services and requiring it to reimburse its parent for various other services, including research and development and intellectual property services. The agreements have one-year terms and automatically renew for one-year periods perpetually until terminated by either party in accordance with the agreement terms. The supply agreement automatically terminates if after three years the Company does not have a sub-licensor providing at least $100,000 of annual revenue.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through February 6, 2020, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

BioPact Cellular Transport, Inc.
A Nevada Corporation

Financial Statements (Unaudited)
December 31, 2020

BIOPACT CELLULAR TRANSPORT, INC.

TABLE OF CONTENTS

	Page
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020:	

BioPact Cellular Transport, Inc.
Profit and Loss
January - December 2020

	Total
Income	
Total Income	
Gross Profit	**-**
Total Expenses	**592,692**
Net Operating Income	(592,692)
Net Income	**(592,692)**

These statements are unaudited and unreviewed by a third party.
Prepared in accordance with GAAP.

BioPact Cellular Transport, Inc.
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	27,365
TOTAL ASSETS	**27,365**
LIABILITIES AND EQUITY	
Current Liabilities	1,805
Total Liabilities	**1,805**
Total Equity	**25,559**
TOTAL LIABILITIES AND EQUITY	**27,365**

These statements are unaudited and unreviewed by a third party.
Prepared in accordance with GAAP.

On 10/8/2020, BioPact Cellular Transport signed the Loan Forgiveness and Cancellation Agreement to exchange and extinguish their $200,000.00 note for 129,032 additional shares of the Company.

BioPact Cellular Transport, Inc.
Statement of Cash Flows
January - December 2020

	Total
Net cash provided by operating activities	(790,887)
Net cash provided by financing activities	815,210
Net cash increase for period	24,324
Cash at beginning of period	3,041
Cash at end of period	**27,365**

These statements are unaudited and unreviewed by a third party. Prepared in accordance with GAAP.